

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   August 30, 2016

Via E-mail
Joshua Rurka
Chief Executive Officer
Medivie USA Inc.
11319 Maple Street
Los Alamitos, CA 90720

> **Re: Medivie USA Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 3, 2016**
> **CIK No. 1677885**

Dear Mr. Rurka:

General

1.   Exhibits 2.1 and 3 were electronically filed in un-searchable formats. Please amend your
filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1
of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and
Item 301 of Regulation S-T.

Part II- Offering Circular
Cover Page, page 1

2.   We note your disclosure that this offering will be conducted on a best-efforts basis.
Please disclose here if there is a minimum size of the offering. Additionally, please
disclose whether the funds placed in your escrow account will be immediately accessible
to the company. See Item 1(e) of Part II of Form 1-A.

Offering Summary, page 6

3.   Please disclose here that the selling shareholders are selling 600,000 shares in this
offering and that Medivie USA will be paying the potential placement agent fees for
these shares.

Risk Factors, page 9
Reliance on the Company's strategic relationships…, page 15

4.   Please provide a paragraph describing the material aspects of this risk. See Item 3(b) of
Part II of Form 1-A.

Dilution, page 17

5.   Please explain to us the reasonable basis for the valuation of $121.4 million given the absence of revenue or significant assets, as well as the lack of a history or track record of profitable operations on which to base assumptions of performance. We also remind you that if you refer to experts in your offering statement, Item 17, paragraph 11(a)(2) requires a consent.

6.   Please revise your calculation of net tangible book value to use tangible book assets less liabilities as reported on your balance sheet rather than a projection. Based on our calculation it would appear that your net tangible book value prior to the offering as of March 31, 2016 is ($6,000) calculated by taking the tangible assets, which would exclude the deferred issuance costs, less the $6,000 of liabilities as of that date. Furthermore, it would appear that the total amount of proceeds that the Company is expecting to receive based on a maximum offering is $6,700,000 net of fees incurred based on your disclosure in the Use of Proceeds section on page 20. As such, based on our calculation we would expect the net tangible book value after the offering to be $6,694,000. This is calculated by subtracting the net tangible book value prior to the offering of ($6,000) from the $6,700,000 that would be received from the offering. Please update your disclosures accordingly or advise.

7.   Please confirm the total amount of shares that are expected to be outstanding subsequent to the offering. Based on your disclosures in the offering circular, it would appear that prior to the offering there were 18,000,000 shares outstanding. It is anticipated that as part of the offering 2,000,000 shares will be sold to the public, of which 600,000 would be sold by existing selling shareholders. As such, it would appear that the amount of shares outstanding after the offering would be 19,400,000. Your disclosures in your table summarizing the differences in consideration, shares owned and ownership percentage between existing and new investors in your Dilution section appear to indicate that 20,000,000 shares will be outstanding subsequent to the offering. Please reconcile or advise. Please also ensure that the appropriate number of shares is included in your net tangible book value per share calculations before and after the offering as noted in our comment above.

Plan of Distribution and Selling Stockholders, page 18

8.   Please disclose here the persons who have sole or shared investment power for Medivie U.K. and CrowdFondue Inc. We note the disclosure on page 30 that Joshua Rurka is the sole director of Medivie UK. See Instruction to Item 5(d) of Part II of Form 1-A.

Description of Business, page 21
Executive Summary, page 21

9.   We note your disclosure here that you are seeking to raise "$10,000,000 for marketing and penetration" is inconsistent with your disclosure elsewhere that your maximum amount raised will be $6,700,000. Please revise.

Market Share, page 25; Projections, page 26

10.   You have not provided a reasonable basis for the projections disclosed in these sections. Given that you do not currently have any market share, it is inappropriate at this time to project that you will have a 0.5% market share by the end of the year and a 7.2% share by 2020. Please remove these projections, as well as the related risk factor on page 12 and the disclosure in the first two paragraphs on page 28.

Plan of Operations, page 27

11.   Please discuss your plan of operations for the twelve months following the commencement of the offering. For example, please detail the steps you will need to take to begin marketing and selling your Laboraide product in the United States, See Item 9(c) of Part II of Form 1-A.

Financial Statements

12.   Please revise your filing to disclose the date you have selected as your fiscal year end.

Exhibit 6.1

13.   Please amend this contract to include Exhibit B-1 (Patent License Agreement) and Exhibit B-2 (Master Purchase Order Agreement).

Exhibit 12.1

14.   Because of the language in the opinion that the shares "When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement" "will be validly issued, fully paid and non-assessable" it appears only the shares being offered by the company are being opined upon. Please revise the legal opinion so that it recognizes that shares being resold by the selling securityholders are already outstanding and fully paid. The opinion should state that the shares "are" and not "will be" legally issued, fully paid and non-assessable.

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant at 202-551-3891 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Sunny Barkats
        JSBarkats, PPLC